NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR
TO BE HELD ON JULY 7, 2015.

DATED JUNE 8, 2015

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

15th Floor, 1040 West Georgia Street
Vancouver, British Columbia V6E 4H1
Telephone: (604) 684-6365 Fax: (604) 684-8092

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting (the "Meeting") of Shareholders of Northern Dynasty Minerals Ltd. (the "Company") will be held at the 1500, 1055 West Georgia Street, Vancouver, British Columbia, on July 7, 2015 at 2:00 p.m., local time, for the following purposes:

1.	To receive the consolidated financial statements for the year ended December 31, 2014;

2.	To set the number of directors and to elect directors of the Company for the ensuing year;

3.	To appoint auditors for the ensuing year; and

4.

To consider, and if thought advisable, to approve an ordinary resolution approving two equity security based compensation plans namely a Deferred Share Unit ("DSU") Plan and a Restricted Share Unit ("RSU") Plan.

The Information Circular accompanying this notice contains details of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variation of any matter identified in this Notice and will transact such other business as may properly come before the Meeting or any adjournment thereof.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular.

Non-registered shareholders (beneficial shareholders) who plan to attend the Meeting must follow the instructions set out in the accompanying form of proxy or voting instruction form, and in the Information Circular to ensure that your shares will be voted at the Meeting. If you hold your shares in a brokerage account you are a non-registered (beneficial) shareholder.

DATED at Vancouver, British Columbia, June 8, 2015.

BY ORDER OF THE BOARD

/s/ Ronald Thiessen

Ronald Thiessen
President and Chief Executive Officer

15th Floor, 1040 West Georgia Street
Vancouver, B.C. V6E 4H1
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

INFORMATION CIRCULAR
as at June 8, 2015 (except as may otherwise be indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Northern Dynasty Minerals Ltd. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on July 7, 2015 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Northern Dynasty Minerals Ltd. "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that hold securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are directors or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical (i.e. paper) form and actually registered in your name, then you are a registered shareholder. However, if like most shareholders you keep your shares in a brokerage account, then you are a beneficial shareholder and the manner for voting is different for registered and beneficial shareholders and you need to carefully read the instructions below.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that may properly come before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866- 249-7775, outside North America at 1-416-263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners), and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from Computershare, our transfer agent. The VIF is to be completed and returned to Computershare in the envelope provided or by facsimile to the number provided in the VIF. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, insert the name of the desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as you instruct; or (b) have any alternate representative you may choose duly appointed to attend the Meeting and vote your Common Shares.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend the Meeting and vote your Common Shares.

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to the jurisdiction of, or a judgment by, a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare at the address shown on the preceding page or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors (the "Board") of the Company has fixed May 8, 2015 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the "TSX") and on the NYSE MTK. As of the Record Date, there were 105,018,453 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, the only person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at the Record Date is:

Shareholder Name	Number of common Shares Beneficially Owned or Controlled	Percentage of Issued Common Shares
Stirling Global Value Fund Inc.(1)(2)	12,900,000	12.29%
Kopernik Global Investors, LLC (3)	6,519,135	6.21%

Notes:

1.	Derived from insider information publicly available at www.sedar.com.

2.

Stirling Global Value Fund Inc. holds 7,180,000 Special Warrants which can be converted into common shares at its election on one-for-one basis at no additional cost. Upon conversion of their 7,180,000 Special Warrants, Stirling Global Fund Inc. would hold 17.90% of the issued Common Shares assuming no other conversions. Including the conversion noted in 3 below, Stirling Global Fund Inc. would hold 15.34% of the issued Common Shares.

3.

Kopernik Global Investors, LLC holds 18,714,146 Special Warrants which can be converted into common shares at its election on one-for-one basis at no additional cost. Upon conversion of their 18,714,146 Special Warrants, Kopernik Global Investors, LLC would hold 20.39% of the issued Common Shares. Including the conversion noted in 2 above, Kopernik Global Investors, LLC would hold 19.27% of the issued Common Shares

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2014, report of the auditor will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authorities in Alberta, British Columbia and Ontario. Copies of the documents may be obtained by a Shareholder upon request without charge from Investor Relations, Northern Dynasty Minerals Ltd., 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, telephone: 604-684-6365 or 1-800-667-2114. These documents are also available through the Internet under the Company’s profile on SEDAR at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation. Subject to the majority vote policy, which is only a policy under which an elected director will offer his or her resignation, the nine nominees receiving the highest number of votes are elected, even if a director only gets one vote. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be elected.

ELECTION OF DIRECTORS

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected.

Majority Vote Policy

The Board has adopted a policy stipulating that if the votes "for" the election of a director nominee at a meeting of shareholders are fewer than the number voted "withhold", the nominee will submit his or her resignation promptly after the meeting for the consideration of the Nominating and Governance Committee. The Nominating and Governance Committee will make a recommendation to the Board of Directors after reviewing the matter, and the Board will then decide within 90 days after the date of the meeting of shareholders whether to accept or reject the resignation. The Board will accept the resignation absent exceptional circumstances. The Board's decision to accept or reject the resignation will be disclosed by way of a press release, a copy of which will be sent to the Toronto Stock Exchange. If the Board does not accept the resignation, the press release will fully state the reasons for the decision. The nominee will not participate in any Committee or Board deliberations whether to accept or reject the resignation. This policy does not apply in circumstances involving contested director elections.

The Board has determined that nine directors be elected to the Board at the Meeting. The following disclosure and accompanying biographical information sets out the names of management’s nine nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years, the period of time during which each has been a director of the Company, and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction. The information as to shares and options beneficially owned or controlled is based on insider reports filed on www.sedi.ca as at May 8, 2015.

Name of Nominee;
Current Position with the Company, and City	Period as a Director of the	Common Shares Beneficially
and Province or State of Residence	Company	Owned or Controlled

Scott D. Cousens	Since June 1996	6,000 Shares
Director		210,000 Options
Vancouver, British Columbia

Robert A. Dickinson	Since June 1994	4,070,083 Shares (1)
Chairman and Director		480,000 Options
Lions Bay, British Columbia

Name of Nominee;
Current Position with the Company, and City	Period as a Director of the	Common Shares Beneficially
and Province or State of Residence	Company	Owned or Controlled

Gordon J. Fretwell (2)	Since June 2004	Nil Shares
Lead Director		150,000 Options
West Vancouver, British Columbia

Russell E. Hallbauer	Since April 2008	106,600 Shares (1)
Director		210,000 Options
West Vancouver, British Columbia

Wayne Kirk (3)	Since July 2004	130,000 Shares
Director		270,000 Options
Orcas, Washington

Peter Mitchell (4)	Since May 2011	Nil Shares
Director		150,000 Options
Chicago, Illinois

Kenneth Pickering (5)	Since August 2013	116,000 Shares
Director		150,000 Options
Chemainus, British Columbia

Marchand Snyman	Since August 2008	120,000 Shares
Chief Financial Officer and Director		480,000 Options
West Vancouver, British Columbia

Ronald W. Thiessen	Since November 1995	2,758,878 Shares
President, CEO and Director		480,000 Options
West Vancouver, British Columbia

Notes:

1.	Certain of these Common Shares are held through affiliated private companies.

2.	Mr. Fretwell is Chairman of the Compensation Committee and a member of the Audit and Risk Committee and the Nominating and Governance Committee.

3.	Mr. Kirk is Chairman of the Nominating and Governance Committee and a member of the Audit and Risk Committee. He is also the Chairman and sole member of the Pebble Partnership Oversight Committee.

4.	Mr. Mitchell is the Chairman of the Audit and Risk Committee and a member of the Compensation Committee.

5.	Mr. Pickering is a member of the Compensation Committee and the Nominating and Governance Committee.

Biographical Information of Nominees for Director

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated. Where stated, "CEO" stands for "Chief Executive Officer" and "CFO", "Chief Financial Officer".

Scott D. Cousens – Director

Scott Cousens provides management, technical and financial services to a number of publicly-traded companies as indicated below. Since 1991 Mr. Cousens’ principal occupation has been his role as a director of Hunter Dickinson Inc. ("HDI"), and its wholly-owned subsidiary Hunter Dickinson Services Inc. ("HDSI"), a company providing management and administrative services to several publicly-traded companies (including the Company). Mr. Cousens’ focus has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	June 1996	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	September 1995	Present
Continental Minerals Corporation	TSX-V, OTCBB	Director	June 1994	April 2011
Heatherdale Resources Ltd.	TSX-V	Director and Chairman	November 2009	Present
Northcliff Resources Ltd.	TSX	Director	June 2011	February 2012
		Director	May 2012	Present
Quartz Mountain Resources Ltd.	TSX-V, OTCBB	Director and Chairman	November 2012	Present
Rathdowney Resources Ltd.	TSX-V	Director	March 2011	Present
Taseko Mines Limited	TSX, NYSE MKT	Director	October 1992	July 2014

Robert A. Dickinson, B.Sc., M.Sc. – Director and Chairman of the Board

Robert Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 40 years. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of public companies associated with HDSI. He is also President and Director of United Mineral Services Ltd., a private resources company. He also serves as a Director of Britannia Mine Museum and Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	June 1994	Present
		Chairman	April 2004	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	April 1993	Present
		Chairman	April 2004	Present
Continental Minerals Corporation	TSX-V, OTCBB	Director	June 2004	April 2011
Curis Resources Ltd.	TSX	Director	November 2010	November 2012
		Chairman	November 2010	December 2010
Heatherdale Resources Ltd.	TSX-V	Director	November 2009	Present
Northcliff Resources Ltd.	TSX	Director	June 2011	Present
		Chairman	June 2011	January 2013
Rathdowney Resources Ltd.	TSX-V	Director and Chairman	March 2011	December 2011
Quartz Mountain Resources Ltd.	TSX-V	Director	December 2011	Present
		Chairman	December 2011	November 2012
Taseko Mines Limited	TSX, NYSE MKT	Director	January 1991	Present

Gordon J. Fretwell, B.Comm., LLB. – Director

Mr. Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Asanko Gold Corp. (formerly Keegan Resources Inc.)	TSX-V, AMEX	Director	February 2004	Present
Auryn Resources Inc.	TSX-V	Director	October 2013	Present
Bell Copper Corporation	TSX-V	Secretary	March 2001	May 2011
		Director	June 2001	April 2011
Benton Capital Corp. (formerly Benton Resources Corp.)	TSX-V	Director	July 2003	July 2013
		Secretary	December 2003	Present
Benton Resources Inc.	TSX-V	Director	November 2011	March 2014
		Secretary	November 2011	Present
Canada Rare Earth Corp.	TSX-V	Secretary	June 2009	Present
Curis Resources Ltd.	TSX	Director	January 2011	November 2014
Coro Mining Corp.	TSX	Director	January 2009	Present
ICN Resources Ltd.	TSX-V	Director	July 2004	August 2010
Lignol Energy Corporation	TSX-V	Director	January 2007	May 1, 2015
Meritus Minerals Ltd.	TSX-V	Director	June 2007	November 2012
		Secretary	August 2009	Present
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	June 2004	Present
Sokoman Iron Corp. (formerly Golden Dory Resources Corp.)	TSX-V	Secretary	August 2008	Present
Quartz Mountain Resources Ltd.	TSX-V, OTCBB	Director	January 2003	Present
		Secretary	January 2003	December 2011
Rockwell Diamonds Inc.	TSX-V, OTCBB, JSE	Secretary	September 2012	March, 2015

Russell Hallbauer, P.Eng. – Director

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of Hunter Dickinson Services Inc. (and Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	April 2008	Present
Curis Resources Ltd.	TSX	Director	November 2010	November 2014
		Chairman	December 2010	September 2012
		Co-Chairman	September 2012	November 2014
Taseko Mines Limited	TSX, NYSE MKT	Director, President and CEO	July 2005	Present

Wayne Kirk, LLB – Director

Mr. Kirk is a retired attorney and professional consultant. With over 35 years professional experience he also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of the state of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, a director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	July 2004	Present
Atlatsa Resources Corporation	TSX-V, NYSE MKT, JSE	Director	July 2005	September 2011
Gabriel Resources Ltd.	TSX	Director	June 2008	Present
Great Basin Gold Ltd.	TSX, NYSE MKT, JSE	Director	July 2004	January 2012
Luna Gold Corp.	TSX, OTCQX	Director	May 2012	Present
Taseko Mines Limited	TSX, NYSE MKT	Director	July 2004	June 2014

Peter Mitchell, CA – Director

Mr. Mitchell is a Chartered Accountant with a degree in Economics (BA) from the University of Western Ontario and a Masters in Business Administration (MBA) from the University of British Columbia. He has extensive senior financial and operating experience with private equity portfolio companies in the manufacturing and service sector. He previously worked as Senior Vice President and Chief Financial Officer of Crown Packaging Ltd., as well as Vice Chairman and Chief Financial Officer of Von Hoffmann Corporation of St. Louis, Missouri. He has held leadership roles in the for-profit education sector as President of Florida Career College based in Fort Lauderdale, Florida and prior to that, as President and Chief Executive Officer of Vatterott Education Centers, Inc. in St. Louis, Missouri. Mr. Mitchell is a member of the Institute of Chartered Accountants of Ontario.

Mr. Mitchell is, or was within the past five years, an officer and or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	May 2011	Present
Coeur Mining, Inc.	NYSE, TSX	Senior Vice President and CFO	June 2013	Present
Northcliff Resources Ltd.	TSX	Director	June 2011	Present

Company	Name of Market	Positions Held	From	To
Taseko Mines Limited	TSX, NYSE MKT	CFO	September 2008	May 2013

Kenneth Pickering – Director

Mr. Pickering is a Professional Engineer and mining executive with 40 years of experience in a variety of capacities in the natural resources industry. He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities. Most recently, Mr. Pickering was Vice President -- Major Projects, Closed Mines and North American Assets for BHP Billiton Base Metals in Santiago, Chile. His position involved overseeing the planning and execution of six mining and infrastructure projects in Chile valued at $3 billion, and serving as a director of The Resolution Copper joint venture with Rio Tinto in Arizona, while being responsible for the BHP Billiton Pinto Valley copper operations in Arizona.

Mr. Pickering is a member of the Association of Professional Engineers and Geoscientists of British Columbia, currently working as a private consultant in mining operations and project development and as a Non-Executive Director in the international natural resources industry.

Mr. Pickering is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	September 2013	Present
Endeavour Silver Corp.	TSX, NYSE	Director	August 2012	Present
THEMAC Resources Group Limited	TSX-V	Director	March 2011	Present
Pan Aust Minerals	ASX	Director	October 2011	Present
Enaex Chile	IPSA	Director	May 2011	Present

Marchand Snyman, CA (SA), CA (AUS) – Director and Chief Financial Officer

With over 17 years of progressive experience in the mining sector, Mr. Snyman was a director of Muratie Investments Pty Limited between 2003 and 2006, an Australian mining consultant providing advisory services to businesses in Australia, China, South Africa and the USA. Mr. Snyman was General Manager Corporate Finance and Development for Anglo Platinum Limited, the world's premier platinum producer from 1999 until 2002, responsible for managing diverse projects including joint venture negotiations, corporate tax structures and offshore corporate operations, having joined Anglo Platinum in 1996 as Corporate Finance Manager. Prior to that, he was a senior financial advisor for a multi-modal transportation company in South Africa. He is a director and Chief Operating Officer of HDI.

Mr. Snyman is a member of the Institute of Chartered Accountants in Australia and a member of the South African Institute of Chartered Accountants.

Mr. Snyman is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	August 2008	Present
		CFO	August 2008	Present
Continental Minerals Corporation	TSX-V, OTCBB	CFO	January 2008	April 2011
Heatherdale Resources Ltd.	TSX-V	CFO	November 2009	April 2012
Northcliff Resources Ltd.	TSX	Director and Chairman	January 2013	Present

Ronald W. Thiessen, FCA – President, Chief Executive Officer and Director

Mr. Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	November 1995	Present
		President and CEO	November 2001	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	September 1995	Present
		CEO	September 2000	Present
		President	September 2000	November 2014
Atlatsa Resources Corporation	TSX-V, JSE NYSE MKT	Director	April 1996	June 2011
Continental Minerals Corporation	TSX-V, OTCBB	Director	November 1995	April 2011
		Co-Chairman	January 2006	April 2011
Detour Gold Corporation	TSX	Director	July 2006	May 2012
Farallon Mining Ltd.	TSX	Director	August 1994	January 2011
		Chairman	December 2005	January 2011
Great Basin Gold Ltd.	TSX, NYSE MKT, JSE	Director	October 1993	June 2013
		Chairman	November 2006	June 2013
Quartz Mountain Resources Ltd.	TSX-V	President, CEO and Director	December 2011	Present
Taseko Mines Limited	TSX, NYSE MKT	Director	October 1993	Present
		Chairman	May 2006	Present

Except as disclosed below, none of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Within the last 10 years before the date of this Information Circular no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

As publicly disclosed at www.sedar.com, Great Basin Gold Ltd. ("GBG"), a company on whose board Mr. Thiessen served and Mr. Kirk formerly served, became insolvent and was liquidated commencing in September 2012. GBG was developing two gold projects using substantial debt financing when gold prices began their precipitous fall. Mr. Thiessen resigned in June 2013 and Mr. Kirk resigned in January, 2012.

Pine Valley Mining Corporation became subject to an order under CCAA in October 2006 during the year following Mr. Fretwell’s resignation as a director of that company. On August 22, 2014, as publicly disclosed at www.sedar.com, Lignol Energy Corporation, a company for which Mr. Fretwell is a director, was placed into receivership.

Multiple Directorships

Several directors of the Company also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that, as a consequence of his activity in the mineral industry and serving on such other boards, a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors of the Company and the directors of one or more such other companies (many of which are described herein) may also agree to allow joint participation on the Company’s properties or the properties of that other company. Accordingly, situations may arise in the ordinary course, which involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company whose board the director serves. In all such events, any director is required to disclose a financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Board, and is obliged to abstain from voting as a director of the Company in respect of any transaction involving that other company or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfil their duties to act honestly and in the best interests of the Company as required by law.

APPOINTMENT OF AUDITOR

Deloitte LLP ("Deloitte"), Independent Registered Public Accounting Firm, Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company. Deloitte was first appointed auditor of the Company on April 21, 2009 by the Audit and Risk Committee.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has a formal mandate as outlined in the Corporate Governance Policies and Procedures Governance Manual (the "Governance Manual"), dated December 1, 2014. The Governance Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitoring of its business decisions, (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring of senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. The Governance Manual also includes written charters for each committee and it contains a code of ethics, policies dealing with issuance of news releases and disclosure documents, as well as share trading black-out periods. Further, in the Governance Manual the Board encourages but does not require continuing education for all the Company’s directors. A copy of the Governance Manual is available for review on the Company’s website under Corporate Governance at www.northerndynastyminerals.com.

Composition of the Board of Directors

Applicable governance policies require that a listed issuer’s board of directors determine the status of each director as independent or not, based on each director’s interest in or other relationship with, the Company. Governance authorities generally recommend that a board of directors be constituted with a majority of directors who qualify as independent directors (as defined below) which is not the case for Northern Dynasty as five of its nine directors are technically non-independent. Northern Dynasty notes however that the remunerative relationships which make the below directors technically non-independent are not in the Board’s view sufficient to represent a material relationship which would impact their discretion as directors.

A board of directors should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board of directors, and the board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Company’s policies allow for retention of independent advisors for members of the board of directors when they consider it advisable.

Under the policies, an "independent" director is one who "has no direct or indirect material relationship" with the Company. Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to, materially interfere with the exercise of the director’s independent judgment. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or employed by the Company’s external auditor. An individual who (or whose family member) is or has been within the last three years, an executive officer of an entity where any of the Company’s executive officers served at the same time on that entity’s Compensation Committee is deemed to have a material relationship as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board is proposing nine (9) nominees to be elected to the office of director, four (4) of whom can be considered "independent" directors. The "independent" nominees are Peter Mitchell, Wayne Kirk, Gordon Fretwell and Ken Pickering. These nominees are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reasons for that status) are: Scott Cousens (provides capital finance and investor communications services), Robert Dickinson (Chairman of the Board and geological consultant for the Company), Russell Hallbauer (provides engineering services), Marchand Snyman (Chief Financial Officer), and Ronald Thiessen (President and Chief Executive Officer).

All directors other than Messrs. Kirk and Pickering serve together on boards of directors of other publicly traded companies associated with Hunter Dickinson Inc. ("HDI"), a private company. Messrs. Cousens, Dickinson, Hallbauer, Snyman and Thiessen are directors of HDI. As described in the Company’s Annual Information Form, HDI is the parent company of Hunter Dickinson Services Inc. ("HDSI"), which provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company at a cost which in the Board’s view does not exceed the fair market value of such services. HDSI employs members of the executive management of some of these public companies (of which the Company is one) and in turn invoices those companies for their share of these services, pursuant to annually set rates.

The Board’s Nominating and Governance Committee (the "NG Committee") formalizes the process of ensuring high calibre directors and proper director succession planning. The NG Committee considered and recommended re-election of the current Board. The NG Committee currently consists of Gordon Fretwell, Wayne Kirk and Ken Pickering, all of whom are independent (discussed above).

The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board is of the view that its communication policy between senior management, members of the Board and shareholders is good. Meetings of independent directors are not held on a regular scheduled basis but communications among this group occurs on an ongoing basis and as needs arise from regularly scheduled meetings of the Board or otherwise. The number of these meetings has not been recorded but it would be less than five in the financial year that commenced on January 1, 2014. The Board also encourages independent directors to bring up and discuss any issues or concerns and the Board is advised of and addresses any such issues or concerns raised thereby. The Board has appointed Gordon Fretwell as Lead Director (Independent), and as such, Mr. Fretwell’s mandate includes ensuring that the Board carries out its responsibilities effectively and independent from management.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a sufficient level of independence from the Company’s management. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

Applicable regulatory governance policies require that (i) the Board’s Audit and Risk Committee be composed only of independent directors, and the role of the Audit and Risk Committee be specifically defined and include the responsibility for overseeing management’s system of internal controls, (ii) the Audit and Risk Committee have direct access to the Company’s external auditor, (iii) other committees of the Board be composed of at least a majority of independent directors (iv) the Board expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the Company’s approach to governance issues, and (v) the Board appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis. The Audit and Risk Committee currently consists of Gordon Fretwell, Wayne Kirk and Peter Mitchell.

As well as an Audit and Risk Committee, the Board also has a Compensation Committee, a Nominating and Governance Committee and a Pebble Partnership Oversight Committee. For information concerning the Audit and Risk Committee please see Item 19 and Appendix A, of the Company’s Annual Information Form filed under the Company’s profile on SEDAR at www.sedar.com on March 31, 2015.

Compensation Committee

The Board’s Compensation Committee currently consists of Gordon Fretwell, Ken Pickering and Peter Mitchell.

The Compensation Committee recommends compensation for the directors and executive officers of the Company. See further disclosure under the heading, Statement of Executive Compensation. The Compensation Committee charter is included in the Governance Manual and is available for viewing at or can be downloaded from the Company’s website under Corporate Governance, at www.northerndynastyminerals.com.

The function of the Compensation Committee includes review, on an annual basis, of the compensation paid to the Company’s executive officers and directors, review of the performance of the Company’s executive officers and making recommendations on compensation to the Board.

The Compensation Committee administers the Company’s share option plan and periodically considers the grant of share options. Share options have been granted to the executive officers and directors and certain other service providers, taking into account competitive compensation factors and the belief that share options help align the interests of executive officers, directors and service providers with the interests of shareholders.

The Compensation Committee would also administer the Company’s proposed Deferred Share Unit Plan (the "DSU Plan") and Restricted Share Unit Plan (the "RSU Plan"), which are being presented to shareholders for approval at the Meeting. See “Particulars of Matters to be Acted On” for a description of the DSU Plan and the RSU Plan.

Nominating and Governance Committee (“NG Committee”)

The Board’s NG Committee currently consists of Gordon Fretwell, Wayne Kirk and Ken Pickering. The charter for the NG Committee is included in the Governance Manual and is available for viewing at or can be downloaded from the Company’s website under Corporate Governance, at www.northerndynastyminerals.com.

The NG Committee has been given the responsibility of developing and recommending to the Board the Company’s approach to corporate governance and of assisting members of the Board in carrying out their duties. The NG Committee also reviews with the Board the rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with proper governance practices.

The nominating function of the NG Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of director of the Company. The NG Committee does not set specific minimum qualifications for director positions. Instead, the NG Committee believes that nominations for election or re-election to the Board should be based on a particular candidate’s merits, skills and the Company’s needs after taking into account the current composition of the Board. When evaluating candidates annually for nomination for election, the NG Committee considers each individual’s skills, the overall diversity needs of the Board (skills mix, age profiles gender, work and life experience) and independence and time availability.

The NG Committee seeks to achieve for the Board a balance of industry and business knowledge and experience, including expertise in the mining industry, in regulatory and public policy issues, in management and operations and in transactional situations, as well as independence, financial expertise, public company experience, sound judgment and reputation.

The NG Committee believes that a diverse Board offers depth of perspective and enhances Board operations. The NG Committee strives to identify candidates with the ability to strengthen the Board. The NG Committee does not specifically define diversity, but considers diversity of experience, education, ethnicity and gender, as part of its overall annual evaluation of director nominees. The Board appreciates that women have been under represented on Canadian boards, and the Company believes that enhancing gender diversity will strengthen the Board. However, the Board does not establish quotas for any selection criteria, as the composition of the Board is based on numerous factors and the character of a candidate and the selection is often a function of the "best available" candidate.

The Company has not adopted an express policy specifically addressing gender diversity, nor has the Company set any numerical timeline objectives for increasing gender diversity. The Company currently has no female board members or senior executives. Due to the relatively smaller size of the Company, the Board does not consider it necessary to implement a specific gender diversity policy at this time but the issue remains under review. Should a specific gender diversity policy be considered to be of increasing importance in the future, any adopted policy will be explained to shareholders and input will be welcomed. The Company has not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds which are of dubious legality as a form of age related discrimination. However, review by the NG Committee of the performance of all Board members and senior officers of the Company is ongoing and it is within the mandate of the NG Committee to keep within its scope the possibility of imposing such limits in the future

The Company has formal procedures for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually under the direction of the NG Committee and those assessments are then provided to the Board.

The Company’s code of ethics, as set out in the Governance Manual, provides a framework for undertaking ethical conduct in employment. Under the code of ethics the Company will not tolerate any form of discrimination or harassment in the workplace.

Pebble Partnership Oversight Committee

The Board has a Pebble Partnership Oversight Committee, the sole member of which is currently Wayne Kirk. This Committee’s function is to oversee the operations of the Pebble Limited Partnership on behalf of the Board.

Board of Directors Decisions

Good governance policies require the Board of a listed corporation, together with its chief executive officer, to develop position descriptions for the Board and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility which is not delegated to senior management or to a Board committee remains with the full Board. The Board has approved written position descriptions for the Chairman of the Board and the Chairmen of the Board Committees.

Recruitment of New Directors and Assessment of Board of Directors Performance

Good governance policies require that (i) the board of directors of every listed corporation implement a process for assessing the effectiveness of the Board and its committees, and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board of directors review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director. The following table sets forth the record of attendance of Board, Audit and Risk, Compensation and NG Committee meetings by Directors for the 12 month period ended December 31, 2014:

Director	Board of Directors Meetings	Audit and Risk Committee Meetings	NG Committee Meetings	Compensation Committee Meetings
Scott D. Cousens	3 of 3
Robert A. Dickinson	3 of 3
Gordon Fretwell (1)	3 of 3	4 of 4	2 of 2	N/A
Wayne Kirk (2)	3 of 3	4 of 4	2 of 2
Russell Hallbauer	3 of 3
Ken Pickering	3 of 3		2 of 2	N/A
Marchand Snyman	3 of 3
Ronald W. Thiessen	3 of 3
Peter C. Mitchell (3)	3 of 3	4 of 4		N/A
Stephen Scott (4)	N/A

Notes:

1.	Current Compensation Committee Chairman.

2.	Current NG Committee Chairman.

3.	Current Audit and Risk Committee Chairman.

4.	Mr. Scott resigned from the Board on February 20, 2014.

Directorships

The section entitled "Election of Directors" above gives details of other reporting issuers of which each director is a director and officer where applicable.

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they generally are acquainted with the Company’s mineral project(s) and the expectations of directors, or they would receive orientation commensurate with their previous experience on the Company’s properties, business, technology and industry and the responsibilities of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with appropriate education programs and/or suggestions to undertake continuing director education, the cost of which will be borne by the Company. During the year, the Company, through HDSI, provided information sessions to the directors on various corporate governance topics.

Ethical Business Conduct

The Board has a formal ethics policy which is contained in the Governance Manual and which is available for download from the Company’s website under Corporate Governance at www.northendynastyminerals.com. In addition, the Board has implemented an annual procedure whereby directors and officers sign off on and ratify that they have read and understand the Company’s code of ethics and that they are unaware of any violations thereof.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The NG Committee recommended to the Board the nine directors as nominees for election this year. See the description of the NG Committee above under the heading, Committees of the Board of Directors.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. The NG Committee oversees an annual formal assessment of the Board and its three main committees namely the Audit and Risk Committee, Compensation Committee and NG Committee. The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS Named Executive Officers

In this section “Named Executive Officer” (or "NEO") means each of the following individuals:

(a)	the Chief Executive Officer ("CEO");

(b)	the Chief Financial Officer ("CFO");

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2014.

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended December 31, 2014.

Compensation Committee

As indicated above, the Company has a Compensation Committee to assist the Board in carrying out its responsibilities relating to executive and director compensation. The charter for the Compensation Committee is included in the Corporate Governance Policies and Procedures Governance Manual and is available for viewing from the Company’s website under Corporate Governance at www.northerndynastyminerals.com.

The members of the Compensation Committee of the Company are Gordon Fretwell, Ken Pickering, and Peter Mitchell, all of whom are independent directors. The Compensation Committee did not formally meet during the year, but did undertake business by way of consent resolution. The Compensation Committee assists the Board in carrying out its responsibilities relating to executive and director compensation.

The members of the Compensation Committee possess the skills and experience that enable the committee to make decisions on the suitability of the Company’s compensation policies and practices.

As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, or experience in:

(a)	reviewing compensation philosophy including base compensation structures & incentive programs;

(b)	reviewing specific executive and director compensation;

(c)	administering of share options and other equity based compensation plans and the determination of share option grants; and

(d)	reviewing performance goals and the assessments of corporate officers.

Mr. Fretwell, who is the Chairman of the Compensation Committee, is a director of a number of public companies and has extensive experience in the areas of compensation and human resources, having served on the Compensation Committees of Curis Resources Ltd. and Continental Minerals Corp. Mr. Pickering serves on the Board of several publicly traded mining companies. Mr. Mitchell, a Chartered Accountant, is currently Senior Vice President and Chief Financial Officer of Coeur Mining Inc. and serves on the Compensation Committee of Northcliff Resources Ltd.

See disclosure under "Biographical Information of Nominees for Director" for relevant education and experience of policies of the Compensation Committee.

The Compensation Committee (the "Committee") has, among other things, the following duties, responsibilities and authority:

(a)

to recommend to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on its committees. The Committee shall review director compensation at least annually.

(b)

to annually review the Company’s base compensation structure and the Company's incentive compensation, share option and other equity-based compensation programs and recommend changes in or additions to such structure and plans to the Board as needed.

(c)	to recommend to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

(d)

to recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers, and recommend incentive compensation participation levels for Officers under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

(e)	to evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(f)

to periodically review with the Chairman and CEO their assessments of corporate officers and senior managers and succession plans and make recommendations to the Board regarding appointment of officers and senior managers.

(g)	to administer the Company's share option and other equity based compensation plans and determine the annual grants of share options and other equity based compensation.

(h)	to recommend to the NG Committee the qualifications and criteria for membership on the Compensation Committee.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee members as aforementioned, being Gordon Fretwell, Ken Pickering, and Peter Mitchell. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company’s senior management, although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business.

Philosophy and Objectives

The Company’s senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its senior management, the Company employs a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international publications such as the Mercer Mining Industry Compensation Survey and Hays Group Global Mining Compensation Review. Payment of a cash salary fits within the objective of the compensation program since it rewards each NEO for performance of his duties and responsibilities.

Bonus Compensation

Except as outlined herein, there are currently no performance goals set by the Company for executive bonus compensation. Bonus compensation is awarded at the discretion of the Board and the Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses. The Company’s objective is to achieve certain strategic objectives and milestones relating to the Pebble Limited Partnership. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses.

Mr. Collier’s employment agreement provides for a discretionary bonus based on performance milestones related to the advancement of the Pebble Project, and in addition to the discretionary bonus, the payment of an extraordinary bonus (the “Bonus”) in the event that a positive final record of decision in respect of a 404 permit for the Pebble Project is issued by the United States ARMY Core of Engineers (“ROD”) as follows:

The Bonus for a final positive ROD will be payable as follows:

a.	within four years from date of application US$12.5 million.

b.	within five years from date of application US$10.0 million.

c.	within six years from date of application US$7.5 million.

In the event that the Board determines to delay the permit process or file a material modification of the permit application (the "Permit Modification") the date such delay is reversed and the Pebble Limited Partnership (“PLP”) renews its efforts to actively pursue the permit or the date such Permit Modification is filed shall be substituted for the foregoing date of application.

Notwithstanding the foregoing, in the event of litigation following the issuance of the ROD, then an amount equal to 35% of the Bonus as determined above will be paid out and the balance (65%) paid out after the later of the running of all statutes of limitation or the settlement or resolution of all litigation related to the ROD in favor of PLP. For the purposes hereof litigation related to the ROD will be considered settled or resolved in favor of PLP only if PLP is able to proceed with the development and construction of the same project in all material respects that was approved under the ROD. In the event the Company is required to pay all or a part of the Bonus, the Company may pay such in cash or in stock of the Company at the Company's sole election.

Subsequent to December 31, 2014, Mr. Collier received bonus compensation in the form of a cash payment of US$100,000 for the fiscal year ended December 31, 2014 and the Company also conditionally granted to Mr. Collier Restricted Share Units (“RSUs”) having a value of $426,000, subject to the adoption of a RSU Plan. This grant will be effected and the number of RSUs calculated immediately following shareholder approval of the RSU Plan. See “Particulars of matters to be Acted Upon”.

Except as outlined herein for the most recently completed fiscal year, there were no bonuses paid.

The Company obtains salary and bonus information through its affiliation to the HDI group of companies. No compensation was paid directly to HDSI or any compensation consultant for compensation services for the two most recently completed financial years.

All Other Fees

There were no other fees paid to any consultants or advisors relating to executive compensation.

Equity Participation – Option Based Awards

The Company has a share option plan which was last approved by shareholders on May 16, 2014 (the "Option Plan"). The Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company, encourage the alignment of interests with its shareholders, and foster their continued association with the Company.

Long term incentives are comprised of share options. The Compensation Committee is delegated the authority to grant share options. The Compensation Committee reviews the grants of share options to directors, management, employees and consultants. Share options are generally granted annually, and at other times of the year to individuals commencing employment with the Company. Share option exercise prices are set in accordance with TSX rules and are based on the five-day volume weighted average closing price prior to the date of grant.

The Company believes that encouraging its executives, employees and directors to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Option Plan. Share options are granted taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses, and competitive factors. Share options vest on terms established by the Compensation Committee.

The Company’s long term incentives are designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent employees, motivating performance through incentive compensation, promoting greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enabling employees to participate in the long-term growth and financial success of the Company. Share options provide employees with the opportunity to participate in the growth of the Company’s share price as well as benefit from the favourable tax treatment applicable to this form of compensation.

See disclosure under "Securities Authorized for Issuance under Equity Compensation Option Plans" for material terms of the Company’s Option Plan.

The Board has also determined to augment the Option Plan with a Restricted Share Unit Plan and a Deferred Share Unit Plan. Please see “Particulars of Matters to be Acted Upon”

General

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

There is a restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. For the years ended December 31, 2014 and 2013 no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company for the past five years of the Company on the TSX with a cumulative total shareholder return on the S&P/TSX Composite Index.

NEO compensation increased from 2009 to 2010, mirroring the upward trend in performance of the Company’s Common Shares ("Shares") as a result of the recovery in global financial markets, particularly in relation to commodity and/or resource based shares. In 2011, NEO compensation increased principally as a result of the grant of share options early in the year when the market share price were at historic highs. From 2011 to 2014, the Company’s Shares performed negatively relatively to the TSX for number of reasons which the Board believes included adverse actions by the United States Environmental Protection Agency (the "EPA") pertaining to the EPA’s Bristol Bay Watershed Assessment and the threat of a pre-emptive veto by the EPA under Section 404(c) of the Clean Water Act to consider severe restrictions or a prohibition on mining activities in the vicinity of the Pebble deposit. While the Company believes that its legal rights will be upheld by the Courts and that the Company will ultimately be able to apply for the necessary permits under National Environmental Protection Act, the uncertainty surrounding the EPA’s actions has contributed to a significant and material decline in the Company’s Share price. In 2012 and 2013 NEO compensation was on par but significantly less than in 2011 as no share options were granted to directors. However, the Company’s Shares continued to decline in as a result of continued weakness in junior mining shares, the ongoing EPA activities and the withdrawal of Anglo American from the Pebble Limited Partnership ("PLP"), in late 2013. In 2014, NEO Compensation increased due in part to the inclusion of the new CEO for PLP and the granting of options. This increase contrasted with the negative performance in the Company’s shares relative to the performance of the TSX. The Company’s market share price continued to be negatively impacted by the EPA’s activities as well as the general malaise in junior mining shares throughout 2014 and to-date.

SUMMARY COMPENSATION TABLE

The compensation paid to the NEOs during the Company’s three most recently completed financial years ended December 31 is as set out below and expressed in Canadian dollars unless otherwise noted:

				Non-equity incentive
				plan compensation ($)

				Annual	Long-
			Option-	incentive	term		All other	Total
Name and			based	plans	incentive	Pension	compens	compensa
principal		Salary	awards	($)	plans	value	ation	tion
position	Year	($)	($)		($)	($)	($)	($)

Ronald	2014	500,500	427,200(4)	Nil	Nil	Nil	Nil	927,700
Thiessen(2)(3)	2013	460,500	Nil	Nil	Nil	Nil	Nil	460,500
President & CEO	2012	371,750	Nil	Nil	Nil	Nil	Nil	371,750

Marchand	2014	240,500	427,200(4)	Nil	Nil	Nil	Nil	667,700
Snyman(2)(3)	2013	198,000	Nil	Nil	Nil	Nil	Nil	198,000
CFO	2012	186,750	Nil	Nil	Nil	Nil	Nil	186,750
	2014	568,408(1)	352,500(5)	100,000	Nil	Nil	17,231(10)	938,140
Thomas C. Collier	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil
PLP CEO(7)
	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Peter	2014	458,409(1)	58,750 (5)	Nil	Nil	Nil	17,231(10)	534,390
Robertson(8)	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil
PLP Senior VP
Corporate Affairs	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2014	272,748	167,000(4)(6)	Nil	Nil	Nil	Nil	439,748
Sean Magee(2) (9)	2013	192,989	Nil	Nil	Nil	Nil	Nil	192,989
VP Public Affairs	2012	162,989	119,000	Nil	Nil	Nil	Nil	281,988

Notes:

1.

Salaries except for Messrs. Collier and Robertson are paid in Canadian dollars. An annual average exchange rate of Cdn$1.00 = US$0.9053 has been applied for the period of January 1, 2014 to December 31, 2014 for figures reported for Messrs. Collier and Robertson

2.

Salary for Messrs. Thiessen, Snyman and Magee is paid through HDSI. The compensation amount shown is the amount paid by HDSI directly to Messrs. Thiessen, Snyman and Magee based on the estimated amount of time spent providing services to the Company, including the Pebble Partnership.

3.

Messrs. Thiessen and Snyman do not serve the Company on a full time basis, and their salary from the Company is allocated based on the estimated amount of time spent providing services to the Company. For 2014, Mr. Thiessen spent 78% of his time (2013-78%, 2012-41%), and Mr. Snyman spent 54% (2013-54%, 2012-38%) of his amount of time on providing executive services to the Company.

4.

The options were granted in February 2014 pursuant to the Company’s Option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of five years, expected volatility of 65.79%, expected dividend yield of 0%, and risk-free interest rate of 1.62%. The Black-Scholes grant date fair value for these awards was Cdn$0.89 per option which was 50% of the option exercise price.

5.

The options were granted in April 2014 pursuant to the Company’s Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of five years, expected volatility of 67.44%, expected dividend yield of 0%, and risk-free interest rate of 1.64% . The Black-Scholes grant date fair value for these awards was Cdn$0.47 per option which was 53% of the option exercise price.

6.

The options were granted in September 2014 pursuant to the Company’s Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of five years, expected volatility of 67.42%, expected dividend yield of 0%, and risk-free interest rate of 1.69%. The Black-Scholes grant date fair value for these awards was Cdn$0.39 per option which was 54% of the option exercise price.

7.	Mr. Collier was appointed to the position of CEO of the Pebble Limited Partnership on February 1, 2014. Mr. Collier is employed and paid through a subsidiary of the Company.

8.	Mr. Robertson holds the position of Senior Vice President of Corporate Affairs of the Pebble Limited Partnership. Mr. Robertson is employed and paid through a subsidiary of the Company.

9.

Mr. Magee does not serve the Company solely on a full-time basis, and his salary from the Company is allocated based on the estimated amount of time (93%) (2013-80%, 2012-63%) spent providing services to the Company and the Pebble Partnership. In 2014, 100% of the total base salary shown for Mr. Magee was paid for by the Company. In 2013 and 2012 the total base salary shown was paid as follows: a) by the Company (2013-54%, 2012-66%) and b) by the Pebble Partnership (2013-46%, 2012-34%).

10.

A subsidiary of the Company has a 401(k) retirement savings plan for U.S. employees whereby employees are able to contribute a portion of their pay and receive a dollar for dollar Company match up to 6% of their pay, subject to IRS limitations.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The Company currently only has an option-based awards plan and does not have any share based awards plan. The following table sets out the option-based awards outstanding as at December 31, 2014, for each NEO:

	Number of			Value of
	securities			unexercised in-
	underlying	Option exercise	Option expiration	the-money
	unexercised	price	date	options(1)
Name	options (#)	($)	m – d – y	($)

Ronald Thiessen
President and CEO	480,000	1.77	Feb-26-2019 (2)	Nil

Marchand Snyman	480,000	1.77	Feb-26-2019(2)	Nil
CFO

Thomas C. Collier	750,000	0.89	Apr-16-2019(2)	Nil
PLP CEO

Peter Robertson
PLP Senior VP Corporate Affairs	125,000	0.89	Apr-16-2019 (2)	Nil
Sean Magee	200,000	0.72	Sep-15-2019(2)	Nil
VP Public Affairs	100,000	1.77	Feb-26-2019(2)	Nil
	100,000	3.00	Jun-29-2017	Nil

Notes:

1.	The value is the difference between the closing price of $0.45 per Common Share on the TSX at December 31, 2014 and the exercise price of options.

2.	Options were granted during the year ended December 31, 2014.

During the most recently completed financial year, the Company awarded an aggregate of 5,874,600 options. The following is a summary of the options awarded during the most recently completed financial year:

1.

On February 26, 2014, the Company granted 4,494,600 options with an exercise price of $1.77 per Common Share to directors, employees and other service providers and consultants of the Company. Of the options granted, an aggregate of 3,050,000 options were awarded to directors and officers of the Company. The options have either a three or five year term and vest in two equal tranches: one half vested on date of grant, the remaining half vest 12 months from the grant date.

2.

On April 16, 2014 the Company granted 1,125,000 options with an exercise price of $0.89 per Common Share and a five year term to employees of the Pebble Partnership, which is now a wholly owned subsidiary of the Company. Of the options granted 1,000,000 share options vest in three equal tranches: one third vested on date of grant, one third vest 12 months from the date of the grant and the remaining one third vests 24 months following the date of the grant. The remaining 125,000 options vest in five equal tranches: one fifth vested on date of grant, one fifth vest on February 1, 2015, one fifth vest on February 1, 2016, one fifth vest on February 1, 2017, and one fifth vest on February 1, 2018.

3.

On April 24, 2014 the Company granted 55,500 options with an exercise price of $0.89 per Common Share and a three year term to employees of the Pebble Partnership. The share options vest in three equal tranches: one third vested on date of grant, one third vest 12 months from the grant date and one third vest 24 months following the grant date.

4.

On September 15, 2014, the Company granted 200,000 options with an exercise price of $0.72 per Common Share to an officer of the Company. The options have a five year term and vest in three equal tranches: one third vested on date of grant, one third vest 12 months from the grant date and one third vest 24 months following the grant date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 2014, for each NEO:

	Option-based awards – Value	Non-equity incentive plan compensation
Name	vested during the year(1)	– Value earned during the year
	($)	($)

Ronald Thiessen	Nil	Nil
President and CEO

Marchand Snyman	Nil	Nil
CFO

Thomas C. Collier	Nil	Nil
PLP CEO

Peter Robertson	Nil	Nil
PLP Senior VP Corporate Affairs

Sean Magee	Nil	Nil
VP Public Affairs

Note:

1.

Represents the aggregate dollar value that would have been realized if options under the option-based award had been exercised on the 2014 vesting date determined by taking the difference between the market price of the shares subject to the option at date of vesting and the exercise price of the option.

PENSION PLAN BENEFITS

Except as outlined herein, the Company has no pension or deferred compensation plans for its NEOs, directors, officers or employees.

A subsidiary of the Company has a 401(k) retirement savings plan for U.S. employees whereby employees are able to contribute a portion of their pay and receive a dollar for dollar Company match up to 6% of their pay, subject to IRS limitations.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Other than Messrs. Collier and Robertson, who have employment agreements with a wholly-owned subsidiary of the Company, Pebble Services Inc. ("PSI"), there is no written employment contract between the Company and the remaining NEOs. Messrs. Thiessen, Snyman and Magee all have agreements with Hunter Dickinson Services Inc. and are seconded to the Company.

There are no compensatory plan(s) or arrangement(s), with respect to any NEO, other than discussed below, resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of any NEO’s responsibilities following a change in control.

Under Mr. Collier’s employment agreement, in the event of termination without cause by the Company or termination by Mr. Collier for good reason (as defined in the agreement) including a material breach of the agreement by PSI, constructive dismissal by PSI or termination by the employee following the six month period after a change of control if the change of control results in the Company no longer owning any interest in the Pebble Project, Mr. Collier is entitled to receive an amount equal to two years annual base salary.

With respect to the payment of the Bonus (see Bonus Compensation discussed under Incentive Plan Awards), in the event that there is a positive final ROD:

•	within 12 months after the date of termination without cause or termination for good reason, Mr. Collier will be eligible to receive 100% of the Bonus;

•	after 12 months but within 24 months from the date of termination without cause or termination for good reason Mr. Collier will be eligible to receive 75% of the Bonus;

•	after 24 months but within 36 months of the date of termination without cause or termination for good reason, Mr. Collier will be eligible to receive 50% of the Bonus ; and

•	36 months or more after the date of termination without cause or termination for good reason, no Bonus will be payable to Mr. Collier.

In the event that Mr. Collier’s employment with PSI is terminated pursuant to a change of control, then if Mr. Collier’s employment is terminated by PSI without cause or by Mr. Collier for good reason within six months following a change in control, PSI shall pay the Mr. Collier all compensation set forth above including payment of the Bonus. In addition each granted and outstanding share option to purchase shares of common stock of the Company then held by Mr. Collier will immediately fully vest and become exercisable in full in accordance with its terms.

For the purposes of Mr. Collier’ agreement, a change of control means a sale of a partnership interest in PLP or a merger, a consolidation, a reorganization or an arrangement that results in a transfer of more than 50% of the total voting power in PLP to a person or a group of persons different from that or those holding such voting power immediately prior to such transaction, other than (i) to a person that already directly or indirectly controls PLP or (ii) the admittance of another limited partner other than the Northern Dynasty partners.

Mr. Robertson’s employment agreement with PSI states that in the event that Mr. Robertson’s employment with PSI is terminated due to the following conditions:

•	a change of control of the Company;

•	the position is no longer required by the Company;

•	the Company makes a determination not to proceed with the project;

then PSI will provide Mr. Robertson with six months prior notice of the termination of his employment agreement and Mr. Robertson employment or six months’ salary in lieu of notice, or a combination of the two.

The above notice/severance provisions for Mr. Robertson do not apply if he accepts employment from one of PLP’s partner companies on terms and conditions no less favorable overall than the terms and conditions of his agreement with PSI.

DIRECTOR COMPENSATION

Philosophy and Objectives

The main objective of director compensation is to attract and retain directors with the relevant skills, knowledge and abilities to carry out the Board’s mandate.

Director Compensation Table

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO, for the Company’s most recently completed financial year of December 31, 2014 is:

			Non-equity
			incentive
		Share	plan
		option-based	compensati	Pension	All other
	Fees earned	awards	on	value	compensation	Total
Name	($)	($)(4)	($)	($)	($)	($)
Scott Cousens(2)	40,500	186,900	Nil	Nil	Nil	227,400
Robert Dickinson(2)	165,000	427,200	Nil	Nil	Nil	592,200
Gordon Fretwell(1)	44,000	133,500	Nil	Nil	Nil	177,500
Russell Hallbauer(2)	40,500	186,900	Nil	Nil	Nil	227,400
Wayne Kirk(1)(3)	84,500	240,300	Nil	Nil	Nil	324,800
Peter Mitchell(1)	49,200	133,500	Nil	Nil	Nil	182,700
Ken Pickering	40,500	133,500	Nil	Nil	Nil	174,000
Stephen Scott(5)	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

1.

Messrs. Fretwell, Kirk, Mitchell and Pickering provided services independently of HDSI. Each director of the Company who provided service independently of HDSI, and who is not an executive officer, was paid an annual director’s fee of: a) $40,500 Base Fee; b) $8,700 for Chairman of the Audit and Risk Committee; and c) $3,500 for the Chairman of the Compensation Committee and the Chairman of the NG Committee.

2.	Fees for Messrs. Cousens, Dickinson and Hallbauer are paid through HDSI.

3.

Mr. Kirk is sole member and Chairman of the Pebble Partnership Oversight Committee which is authorized to oversee the Company’s interest in the Pebble Partnership. The Pebble Partnership Oversight Committee Chairman received an annual fee of $40,500.

4.

The options were granted in February 2014 pursuant to the Corporation’s share option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of five years, expected volatility of 65.79%, expected dividend yield of 0%, and risk-free interest rate of 1.62%. The Black-Scholes grant date fair value for these awards was Cdn$0.89 per option which was 50% of the option exercise price.

5.	Mr. Scott resigned from the Board on February 20, 2014.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at December 31, 2014 (as mentioned previously the Company does not have a share-based awards plan) for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

	Option-based Awards
	Number of
	securities	Option
	underlying	exercise	Option expiration	Value of unexercised in-
	unexercised	price	date	the-money options (1)
Name	options (#)	($)	m – d – y	($)
Scott Cousens	210,000	1.77	Feb-26-2019(3)	Nil
Robert Dickinson	480,000	1.77	Feb-26-2019(3)	Nil
Gordon Fretwell	150,000	1.77	Feb-26-2019(3)	Nil
Russell Hallbauer	210,000	1.77	Feb-26-2019(3)	Nil
Wayne Kirk	270,000	1.77	Feb-26-2019(3)	Nil
Peter Mitchell	150,000	1.77	Feb-26-2019(3)	Nil
Ken Pickering	150,000	1.77	Feb-26-2019(3)	Nil
Stephen Scott (2)	Nil	Nil	Nil	Nil

Notes:

1.	The value is the difference between the closing price of $0.45 per Common Share on the TSX at December 31, 2014 and the exercise price of options.

2.	Mr. Scott resigned from the Board on February 20, 2014.

3.	Options were granted during the period ending December 31, 2014.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2014, for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

Non-equity incentive plan
	Option-based awards – Value vested	compensation – Value earned during
Name	during the year (1)	the year
	($)	($)
Scott Cousens	Nil	Nil
Robert Dickinson	Nil	Nil
Gordon Fretwell	Nil	Nil
Russell Hallbauer	Nil	Nil
Wayne Kirk	Nil	Nil
Peter Mitchell	Nil	Nil
Ken Pickering	Nil	Nil
Stephen Scott (2)	Nil	Nil

Notes:

1.

Represents the aggregate dollar value that would have been realized if options under the option-based award had been exercised on the vesting date, determined by taking the difference between the market price of the shares subject to the share option at date of vesting and the exercise price of the share option.

2.	Mr. Scott resigned from the Board on February 20, 2014.

Given the evolving nature of the Corporation’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

In this regard the Compensation Committee and the Board propose to recommend that shareholders approve a Restricted Share Unit ("RSU") Plan and a Deferred Share Unit ("DSU") Plan to align executive directors’ compensation with shareholders. See "Particulars of Matters to be Acted On" for a description of the RSU Plan and the DSU Plan.

In April, 2015 a conditional grant of $426,000 of RSUs to Mr. Collier was also approved which grant is to be unconditional assuming shareholder approval of the RSU Plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

See disclosure under "Statement of Executive Compensation – Equity Participation – Option Based Awards" concerning the Company’s Rolling Share Option Plan (the "Option Plan") which was last approved and ratified by shareholders on June 19, 2014 for a three year period. Under the Option Plan, options may be granted in an amount up to 10% of the outstanding shares. As outstanding share options are exercised, additional share options may be granted to replace the exercised options. In addition, as the number of issued and outstanding Common Shares of the Company increases, the number of share options available for granting to eligible optionees will increase. As at the date hereof there are share options outstanding to purchase an aggregate of 7,555,800 Common Shares representing approximately 7% of Common Shares outstanding.

The following is a summary of the material terms of the Option Plan:

(a)

Persons who are directors, officers, employees, or consultants to the Company or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the Option Plan.

(b)

Options may be granted only to an individual or to a company that is owned by individuals eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX.

(c)

All options granted under the Option Plan may be exercisable only by the Optionee to whom they have been granted and the options are non-assignable and non-transferable, except that in the case of the death of an Optionee, any vested option held by the deceased Optionee at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of (1) one year after the date of death of such Optionee and (2) the date of expiration of the term otherwise applicable to such Option.

(d)	Vesting of options is determined by the Board and subject to the following:

•	where an Optionee has left the Company’s employ/office or has been advised their services are no longer required or their service contract has expired, subject to other provisions set out in the Option Plan, vested options expire on the earlier of the expiry date of the option or 90 days after the date the Optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and all unvested options immediately terminate without right to exercise same unless the Board otherwise resolves;

•	in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

•	in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s options, whether or not vested at the date of dismissal, immediately terminate without right to exercise same;

•	in the event of a change of control occurring, options granted to directors and officers which are subject to vesting provisions are deemed to have immediately vested upon the occurrence of the change of control; and

•	in the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, options granted which are subject to a vesting provision are deemed to have vested on the date of Meeting upon which the director is not re- elected;

(e)

All options granted under the Option Plan are exercisable for a period of up to 5 years and will vest at the discretion of the Board, provided that the term of such options may be extended in circumstances where the expiry date otherwise falls during a black-out period (defined below) as determined in accordance with the Company’s policies or applicable securities legislation, and subject to:

(i)

the Optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries and affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

(ii)	remaining as a director of the Company or any of its subsidiaries or affiliates during the vesting period.

A “blackout period” is any period of time during which a participant in the Option Plan is unable to trade securities of the Company as a consequence of the implementation of a general restriction on trading by an authorized Officer or Director pursuant to the Company’s governance policies that authorize general and/or specific restrictions on trading by service providers in circumstances where there may exist undisclosed material changes or undisclosed material facts in connection with the Company’s affairs. The term of an option will expire on its Expiry Date as defined in the Option Plan unless the Expiry Date occurs during a blackout period or within five business days after the expiry of the blackout period, in which case the Expiry Date for that Option will be the date that is the tenth business day after the date the blackout period expires.

(f)

The exercise price of the option is established by the Board at the time the option is granted, provided that the minimum exercise price shall not be less than the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding the date of the grant.

(g)

The number of Common Shares that may be issuable to directors who are independent directors of the Company, when combined with all of the Company’s other share compensation arrangements currently in effect for their benefit, may not exceed 1% of the Company’s outstanding Common Shares.

(h)	Subject to the policies of the TSX, the Option Plan may be amended by the Board without further shareholder approval to:

(i)	make amendments which are of a typographical, grammatical or clerical nature;

(ii)	change the vesting provisions of an option granted under the Option Plan;

(iii)	change the termination provision of an option granted under the Option Plan, if it does not entail an extension beyond the original expiry date of such option;

(iv)	add a cashless exercise feature payable in cash or Common Shares;

(v)	make amendments necessary as a result in changes in securities laws applicable to the Company;

(vi)	make such amendments as may be required by the policies of such senior stock exchange or stock market if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX; and

(vii)	make such amendments as reduce, and do not increase, the benefits of the Option Plan to Optionees.

(i)	The Plan has the following additional restrictions:

(i)

common shares to be issued to Insiders under the Plan, when combined with all of the Company’s other share compensation arrangements, may not exceed 10% of the outstanding Common Shares in any 12 month period;

(ii)

common shares being issuable to independent directors under the Plan, when combined with all of the Company’s other share compensation arrangements, may not exceed 1% of the outstanding Common Shares of the Company from time to time; and

(iii)

a reduction in the exercise price of an option granted hereunder to an Insider or an extension of the term of an option granted hereunder benefiting an Insider, would require the approval of the disinterested shareholders (defined below) of the Company.

Disinterested Shareholder approval shall be required in respect of:

a.	any amendment which reduces the Exercise Price of an Option;

b.	any amendment to extend the term of an option granted to an Insider;

c.	amendments to increase any of the limits on the number of Options that may be granted;

d.	any amendment that may permit an increase to the proposed limit on independent director participation;

e.	any amendment relating to the transferability or assignability of an Option; and

f.	any amendments required to be approved by shareholders under applicable law.

The Plan provides for the granting of Options that meet the definition of Incentive Stock Options under the United States Internal Revenue Code. Subject to adjustment for general changes to the Common Shares, the total number of Common Shares which may be issued pursuant to such Incentive Stock Options is limited to 5,000,000 Common Shares.

A "disinterested shareholder" means a shareholder that is not an Insider eligible to receive options under the Plan, and who is not an Associate of an Insider. An "Insider" is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of and/or control or direction, either directly or indirectly, over, securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

Equity Compensation Plan Information

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2014.

	Number of shares to	Weighted-average	Number of securities
	be issued upon	exercise price of	remaining available for
	exercise of	outstanding share	future issuance under
	outstanding share	options, warrants and	equity compensation
	options, warrants and	rights	plans (excluding
	rights (1)		securities reflected in
column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plan	7,687,000	$1.95	1,813,986
approved by security holders
(the Share Option Plan)
Equity compensation plans not	N/A	N/A	N/A
approved by security holders
Total	7,687,000	$1.95	1,813,986

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2014, or has any interest in any material transaction in the current year. Informed persons can be said to have an interest in the proposed DSU and RSU as it should be expected they will participate in the plans at some point but such participation has not yet been determined.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

HDSI is a private company which is owned privately by persons some of whom are directors of the Company: Messrs. Dickinson, Cousens, Hallbauer, Thiessen and Snyman. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries at annually set rates pursuant to an agreement dated July 2, 2010 (the "Agreement") which rates do not exceed the fair market value of such services. During the year ended December 31, 2014, the Company paid HDSI approximately $4.9 million (2012 – $4.2 million) for services rendered by HDSI and reimbursed HDSI approximately $0.8 million (2012 - $0.8 million) for third party costs incurred by HDSI on the Company’s behalf. Certain members of the Company’s senior management are employed directly by HDSI rather than by Northern Dynasty.

PARTICULARS OF MATTERS TO BE ACTED UPON

In addition to the annual matters requiring Shareholder approval, which are described in detail above, namely the election of directors and appointment of the auditors for the ensuing year, the Company is seeking Shareholder approval of a proposed Deferred Share Unit (“DSU”) Plan and Restricted Share Unit (“RSU”) Plan. The purpose of the DSU and RSU Plans is to provide non-executive directors, employees, management and other service providers (the “Eligible Persons”) with the opportunity to receive equity based compensation and incentives, thereby (i) increasing the proprietary interests of the Eligible Persons in the Company, (ii) aligning the interests of such Eligible Persons with the interests of the Company’s Shareholders (iii) encouraging such Eligible Persons to remain associated with the Company, and (iv) substituting equity based compensation for cash based compensation.

The DSU and RSU Plans have been filed on SEDAR at www.sedar.com and will be available for inspection and placed before the Shareholders for approval at the Meeting. Following the Meeting and subject to Shareholder and TSX approvals of each of the DSU Plan and the RSU Plan, the two plans along with the Company’s share Option Plan will together comprise all equity based compensation (“Equity Based Compensation”) issuable by the Company. The maximum aggregate amount allowable at any one time of all outstanding Equity Based Compensation plans will be 10% of the issued and outstanding Common Shares of the Company.

DEFERRED SHARE UNIT PLAN

Summary of the DSU Plan

Set out below is a summary of the DSU Plan. A complete copy of the DSU Plan is available to be downloaded at www.sedar.com along with this Information Circular. Capitalized terms used, but not defined herein have the meaning ascribed to them in the DSU Plan.

Administration of Plan

The Compensation Committee shall administer the DSU Plan. The DSU Plan provides that DSUs will be awarded at the discretion of the Board but also provides that non-executive directors may elect to receive up to 100% of their annual compensation amount (the “Annual Base Compensation”) in DSUs. A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of each DSU is equivalent to one Common Share. All DSUs paid with respect to Annual Base Compensation will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a “DSU Account”) when such Annual Base Compensation is payable. The director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. Share Price is defined in the DSU Plan and means (if the Common Shares are listed and posted for trading on the TSX) the closing price of a Common Share on the TSX averaged over the five (5) consecutive trading days immediately preceding the date of grant or the redemption date, as the case may be. Fractional Common Shares will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Additionally, the Board may award such number of DSUs to a non-executive director as the Board deems advisable to provide the director with appropriate equity-based compensation for the services he or she renders to the Company. The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to the director’s DSU Account. The Company and a director who receives such an additional award of DSUs shall enter into a DSU award agreement to evidence the award and the terms applicable thereto.

Generally, a participant in the DSU Plan shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the non-executive director ceases to hold any position as a director of the Company and its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the participant (the “Termination Date”) and ending on the 90th day following the Termination Date, provided, however that for U.S. Eligible Participants, redemption will be made upon such Participant’s “separation from service” as defined under Internal Revenue Code Section 409A. Redemptions of DSUs under the DSU Plan may be in Common Shares issued from treasury (subject to the Shareholder approval being sought at this Meeting), may be purchased by the Company on the open market for delivery to the former director, may be settled in cash, or any combination of the foregoing.

Maximum Number of Common Shares Issuable for DSUs

DSUs may be granted in accordance with the DSU Plan, provided the aggregate number of DSUs outstanding pursuant to the DSU Plan from time to time does not exceed 2.0% of the issued and outstanding Common Shares from time to time. The maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements (including all of Option, DSU and RSU Plans), at any time, including all Common Shares, options or other rights to purchase or otherwise acquire Common Shares that are granted to Insiders, shall not exceed 10% of the total number of outstanding Common Shares.

The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security- based compensation arrangement of the Company, within a one year period, will not exceed 10% of the total number of outstanding Common Shares.

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any participant under the DSU Plan except by will or laws of descent and distribution.

Amendments to the DSU Plan

In the event of Shareholder approval of the DSU Plan, the Board may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the DSU Plan;

(c)	amendments to the termination provisions of the DSU Plan;

(d)	amendments necessary or advisable because of any change in applicable laws;

(e)	amendments to the transferability of DSUs;

(f)	amendments relating to the administration of the DSU Plan; or

(g)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws;

provided, however, that:

(h)

no such amendment of the DSU Plan may be made without the consent of each affected participant in the DSU Plan if such amendment would adversely affect the rights of such affected participant(s) under the DSU Plan; and

(i)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment:

a.	to increase the maximum number of Common Shares which may be issued under the DSU Plan;

b.	to the amendment provisions of the DSU Plan; or

c.	to expand the definition of “Participant”.

Certain United States Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences generally applicable to DSUs awarded under the DSU Plan. The following description applies to DSUs that are subject to U.S. federal income tax. The grant of DSUs and the crediting of DSUs to a Director’s DSU Account should not result in taxable income to the Director at the time of grant. When DSUs are paid out, the Director will recognize ordinary income equal to the fair market value of the Common Shares and cash received in settlement of the DSUs, and the Company will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation. A Director’s basis in any Common Shares received will equal the fair market value of the Common Shares at the time the Director recognized ordinary income. If, as usually is the case, the Common Shares are a capital asset in the Director’s hands, any additional gain or loss recognized on a subsequent sale or exchange of the Common Shares will not be ordinary income but will qualify as capital gain or loss. To the extent that a Director’s DSUs are subject to U.S. federal income tax and to taxation under the Income Tax Act (Canada), DSUs awarded under the DSU Plan are intended to comply with Section 409A of the Internal Revenue Code and to avoid adverse tax consequences under paragraph 6801(d) of the regulations under the Income Tax Act (Canada), To that end, the DSU Plan contains certain forfeiture provisions that could apply to DSUs awarded under the DSU Plan in limited circumstances.

The TSX has conditionally approved the DSU Plan, subject to approval of the Shareholders.

Based on the foregoing, Shareholders are requested to consider and, it thought advisable, to pass the following ordinary resolution approving the DSU Plan (the “DSU Plan Resolution”, with or without variation:

BE IT RESOLVED, as an ordinary resolution, that:

1.

that the Deferred Share Unit Plan allowing for the issuance of a maximum of that number of Common Shares from treasury equal to 2.0% of the Common Shares of the Company issued and outstanding from time to time, a copy of which is filed on SEDAR at www.sedar.com, be and is hereby approved; and

2.	all currently available and unallocated Deferred Share Units issuable pursuant to the DSU Plan be and are hereby approved and authorized for grant until July 7, 2018.

The Board unanimously recommends that Shareholders vote FOR the DSU Plan Resolution set out above. In the absence of contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the DSU Plan Resolution. Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to approve the DSU Plan Resolution.

RESTRICTED SHARE UNIT PLAN

Summary of the RSU Plan

Set out below is a summary of the Restricted Share Unit Plan (the “RSU Plan”). A complete copy of the RSU Plan is available to be downloaded at www.sedar.com along with this Information Circular. Capitalized terms used, but not defined herein have the meaning ascribed to them in the RSU Plan.

In April, 2015 the board of directors approved the grant of $426,000 in RSUs to Mr. Collier. This grant will be effected and the number of RSU’s calculated following shareholder approval of the RSU Plan.

Eligible Participants

The RSU Plan would be administered by the Compensation Committee of the Board. Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the RSU Plan. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

Vesting

The “vesting” (i.e. fulfillment of conditions required for absolute entitlement) of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Compensation Committee.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury (subject to the Shareholder approval being obtained at the Meeting), by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of the Company). If settled in cash, the amount shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the Market Value of a Common Share on the payout date. Market Value per share is defined in the RSU Plan and means, as at any date (if the Common Shares are listed and posted for trading on the TSX), the arithmetical average of the closing price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date. The RSUs may be settled on the payout date, which shall generally be before the third anniversary of the date of the grant. The expiry date of RSUs will be determined by the Committee at the time of grant. However, the maximum term for all RSUs is three years. All RSUs for which vesting cannot be satisfied due to a departure from the Company, would be available for future grants.

Maximum Number of Common Shares Issuable

RSUs may be granted in accordance with the RSU Plan provided the aggregate number of RSUs outstanding pursuant to the RSU Plan from time to time shall not exceed 3.0% of the number of issued and outstanding Common Shares from time to time. Furthermore, the maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements (i.e. Option, DSU and RSU Plans), at any time, shall not exceed 10% of the total number of outstanding Common Shares.

The RSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not, at any time, exceed 10% of the total number of outstanding Common Shares.

The RSU Plan provides that the maximum number of Shares issued to Insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, within any one year period, shall not exceed 10% of the total number of weighted average number of common shares outstanding during the year.

Cessation of Entitlement

Unless otherwise determined by the Company in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company’s discretion (unless otherwise provided in the applicable Grant Agreement), all or a portion of such participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited RSUs are available for future grants.

Transferability

RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to certain family members and private affiliate companies of the participants.

Amendments to the RSU Plan

In the event of receipt of Shareholders’ approval for the RSU Plan, the Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c)	to change the vesting provisions of RSUs;

(d)	to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

(e)	to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f)	any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g)

no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

(h)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

i.	an increase in the maximum number of Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

ii.	an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

iii.	other types of compensation through Common Share issuance;

iv.	expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

v.	the addition of new categories of Participants, other than as already contemplated in the RSU Plan.

Certain United States Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences generally applicable to RSUs awarded under the RSU Plan. The following description applies to RSUs that are subject to U.S. federal income tax. The grant of RSUs should not result in taxable income to the Participant at the time of grant. When RSUs are paid out, the Participant will recognize ordinary income equal to the fair market value of the Common Shares and cash received in settlement of the RSUs, and the Company will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation. A Participant’s basis in any Common Shares received will equal the fair market value of the Common Shares at the time the Participant recognized ordinary income. If, as usually is the case, the Common Shares are a capital asset in the Participant’s hands, any additional gain or loss recognized on a subsequent sale or exchange of the Common Shares will not be ordinary income but will qualify as capital gain or loss.

The TSX has conditionally approved the RSU Plan, subject to approval of the Shareholders. Shareholders are requested to consider and, if thought advisable, to pass the following ordinary resolution approving the RSU Plan, with or without variation:

BE IT RESOLVED, as an ordinary resolution, that:

1.

that the Restricted Share Unit Plan allowing for the issuance of a maximum of that number of Common Shares from treasury equal to 3.0% of the Common Shares of the Company issued and outstanding from time to time, a copy of which is filed on SEDAR at www.sedar.com, be and is hereby approved; and

2.	the $426,000 in RSUs conditionally granted to the CEO Mr Collier in April, 2015 are hereby ratified, confirmed and approved; and

3.	all currently available and unallocated RSU’s issuable pursuant to the RSU Plan be and are hereby approved and authorized for grant until July 7, 2018.

The Board recommends that Shareholders vote FOR the RSU Plan Resolution set out above and the Company has been advised that the Directors and senior officers of the Company intend to vote all common shares held by them in favour of the RSU Plan Resolution. In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intent to vote FOR the RSU Plan Resolution, including for the Common Shares to be taken from treasury and set aside for issuance under the RSU Plan. Greater than 50% of the votes cast by Shareholders present in person or by proxy are required to approve the RSU Plan Resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s Annual Information Form and in the audited financial statements for the years ended December 31, 2014 and 2013, auditor’s report, and related management discussion and analysis filed under the Company’s profile on SEDAR at www.sedar.com. Copies of the Company’s most recent interim financial statements and related management discussion and analysis, and additional information, may also be obtained from SEDAR at www.sedar.com under the Company’s profile and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Board of Directors is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors.

DATED at Vancouver, British Columbia, June 8 , 2015.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald Thiessen

Ronald Thiessen
President and Chief Executive Officer